FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

March 24, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:           Flint Telecom Group, Inc.
Registration Statement on Form S-1
Amendment No. 2 Filed March 9, 2011
File No.: 333-171812

Dear Mr. Spirgel:

By a telephone call on March 21, 2011, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on March 9, 2011 (the “Registration Statement”).  Set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form S-1

Acquisition of Ingedigit International Inc. and Gotham Ingedigit Financial Processing Corp.

1. We reissue comment four from our letter dated March 3, 2011.  Tell us how you valued the Series H Convertible Preferred Stock issued in the acquisition and refer to your basis in the accounting literature that supports your methodology. Further, explain the assumptions used and why.

RESPONSE: Our initial rationale in acquiring Ingedigit International, Inc. (“III”) and Gotham Ingedigit Financial Processing Corp. (“P2P”) was in response to our ongoing strategy to deliver higher margin products to our existing prepaid customer base in the United States.  These migrant communities are predominantly un-banked or under-banked and are regular remitters of funds to their home countries and therefore, we believe that adding money transfer and debit cards to our product offerings to this group will drive additional revenues and profits with minimal additional sales effort.  We had become aware of the emerging technologies and alternative remittance services for some time, and we believe that control of the underlying technology is a key differentiator in addressing the prepaid financial services markets going forward.

Another key consideration for these acquisitions was that these companies provide an established vehicle for the Company to grow internationally and to generate customers in other countries more quickly by working in conjunction with the existing partners of III that we believe will deliver sustained profitability and greater shareholder value through potential additional merger and acquisition activity in the future once the contracted projects are brought live in 2011.

In arriving at the valuation we looked at a number of areas:

•
The alternative of creating our own platform from scratch.  P2P is one of the few fully PCI, SAS70* and MasterCard certified financial processing companies in the U.S. and has spent over $3 million building the technology and achieving these essential certifications over the past three years.  These certifications are not easy to attain and to start from scratch would take the Company over three years and approximately $3 million to achieve the same level of accreditation and technology position making this approach impractical as the time to market was too long.

* Statement on Auditing Standards No.70 (SAS 70) is an internationally recognized auditing standard developed by the American Institute of Certified Public Accountants (AICPA) in 1992. It is used to report on the "processing of transactions by service organizations."  The Payment Card Industry Data Security Standard is a worldwide information security standard assembled by the Payment Card Industry Security Standards Council (PCI SSC). The standard was created to help payment card industry organisations that process card payments prevent credit card fraud through increased controls around data and its exposure to compromise. The standard applies to all organisations that hold, process, or exchange cardholder information from any card branded with the logo of one of the card brands.

·       Working as a partner with existing processing companies similar to those we acquired.  We held discussions with a number of existing processor and program sponsor groups in the U.S. to buy the service on         a           wholesale basis but the entry fees and operating costs they required along with restriction in market offerings meant that we could not address our target markets effectively with this approach.

•
Alternative acquisition targets. We examined a number of acquisition candidates and found that they where either too large to acquire at this time, or where not for sale as the owners felt that their true value had not been achieved the given the growth currently being experienced for these services.

•
The rapidly growing global market for these services. According to the GSM Association, the mobile standards organization, by 2012, the number of recipients of international mobile payment remittances could reach 1.5 billion and the size of the remittances market could total US $1 trillion.  Leading mobile operators across the globe are adopting these services as value-add for their customers.  AT&T, Verizon and T-Mobile in the U.S. have announced the ISIS mobile payments platform in 2010.  Vodafone, the largest operator in the world has multiple projects in Africa and the Far East.  All of these offerings require the technology and service relationships that we acquired in III and P2P.  Flint plans to use these acquisitions to address alternative mobile operators around the world and also to work directly with partner banks in India, Vietnam and Australia, initially, to provide these services to the banking customers and migrant workers from those countries.  Independent research commissioned by MasterCard estimates the U.S. market opportunity for branded pre-paid cards is in excess of $440 Billion by 2017, a 400% increase over the market value estimated in 2009.  IE Market Research Corp, a market intelligence and business strategy consulting firm, sees mobile money transfers reaching $148.5 billion in 2014 for a Compound Annual Growth Rate (CAGR) of 86.2% in its latest Global Consumer Telecommunications Survey.

•
Increased M&A activity in this sector provided examples of valuations an possible exit values for these acquisitions.  MasterCard’s 2010 acquisition of the prepaid Card Program Management (CPM) operations of Travelex for £290 (US $458) million in cash representing 8 times current turnover. III is similar to the Travelex business.  MasterCard’s acquisition of DataCash at a price representing approximately £333 million (US$520 million) in aggregate representing 9 times DataCash’s revenue.  DataCash provides processing with special value added services similar to P2P, though Flint believes that P2P offers many more value added card features.

Valuation Calculation:

Based on the above considerations, we took the Net Present Value (NPV) of two scenarios as the basis for the acquisition decision.  The numbers below are based on internal forecasts presented by the senior management of the acquired companies (III and P2P) and Flint at the time of acquisition based on existing partner expectations.  The first scenario is based on the Net Income expected over the next five years, the second was on a sale value based on the multiples seen from similar transactions.

(i)	Taking the forecasted net income over the next five financial years, we arrived at a NPV of $23,176,000 as follows:

	2011	2012	2013	2014	2015	NPV
Net Income	(813)	(494)	2,589	11,126	30,587

DCF @ 18%	1.00	0.85	0.72	0.61	0.52
NPV	(813)	(418)	1,859	6,772	15,776	23,176

(ii)	Taking a potential valuation method based on recent M&A valuations we derived a NPV matrix of valuation is acquired at the end of each financial year.

	Financial Year Ended
(000's)	2011	2012	2013	2014	2015
III and P2P Combined Revenues Forecast	$65	$3,825	$11,810	$28,433	$72,310
Potential Acquisition Value based on 8x Revenues	$458	$26,777	$82,670	$199,033	$506,170
NPV (based on DCF as above)	$458	$22,693	$59,373	$121,138	$261,077

Based on the above calculations, the Company believed that the acquisitions of III and P2P were opportunistic and would enhance shareholder value over time.  The $6 million total consideration was arrived at based on (i) $3 million on closing for the existing technology, accreditations and for the existing agreements with international banks that allowed immediate entry to market and forecasted returns above; and (ii) an additional amount of $3 million based on achieving the expected level of growth from the existing relationships and the representative valuation that Flint could attain based on forecast revenues and the multiples paid in the examples above.  Given these considerations, the Company believes that the $6 million consideration represented fair value for the assets acquired.

Specifically, the consideration for the acquisition consisted of 300,000 Series H preferred shares issued at the date of the agreement. Additionally, there is 150,000 Series H preferred shares contingently issuable at year 1 and 150,000 Series H preferred shares contingently issuable at year 2. These additional 300,000 shares are issuable only if the acquisition target achieves stated  income thresholds. The Series H preferred shares are convertible into common shares at a stated dollar value of $10 worth of common shares, less a discount, to be valued at the time of the conversion therefore, the closing date fair market value of the 600,000 Series H preferred shares equal $6,000,000. The company recorded the discount as a beneficial conversion feature to the preferred stock that is accreted over 1 year.

FASB ASC 805-30-7 requires the consideration transferred to be recorded at acquisition-date fair value. Pursuant to that paragraph, consideration includes both the initial 300,000 preferred stock issued in this case as well as the contingent consideration. Further, we applied the guidance in FASB ASC 805-10-55-24 “Arrangements for Contingent Payments to Employees or Selling Shareholders” to determine whether the contingent consideration was in fact contingent consideration or separate transactions. In particular, we applied the guidance from paragraphs a. and g. of that subsection as follows:

a.      The contingent consideration was not subject to continuing employment.

g.      The formula for the contingent consideration is based on a stated target income and not a percentage of earnings. As stated in paragraph g, a percentage of earnings might suggest that the contingent arrangement is a profit sharing arrangement. However that paragraph states: “if a contingent payment is determined on the basis of a multiple of earnings, that might suggest that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquiree.”

Through this analysis, it was concluded the contingent consideration was not separate a transaction. Therefore, we included the fair value of the contingent consideration as part of the acquisition.

2. Please revise your disclosure in your Amended 8-K to include depreciation and amortization in the income statement.

RESPONSE: The Company has revised its amended current report on Form 8-K/A, filed on March 16, 2011, to include depreciation and amortization in the income statement (Please see pages F-97 - F-104 of the Amendment No. 2 to Form 8-K filed on March 22, 2011).

3. Please revise your disclosure in your Registration Statement to include the financial statements and the pro forma financial statements from your Amended Form 8-K.

RESPONSE:  The Company has revised the Registration Statement to reflect the financial statements of III and P2P, as well as the pro forma financial statements (Please see pages F-78 through F-116 of the Registration Statement).

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer and Principal Accounting Officer